UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Universal Technical Institute, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

913915104

(CUSIP Number)

Philip E. Brown

SCSF Equities, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Gerald T. Nowak

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, IL 60601

(312) 861-2000

November 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913915104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC 20-2978626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,088,095 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,088,095 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,088,095 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 913915104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd. 20-4202392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,088,095 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,088,095 (See tem 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,088,095 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 913915104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP 20-0768577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,088,095 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,088,095 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,088,095 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 913915104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP 20-0768517

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,088,095 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,088,095 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,088,095 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 913915104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC 20-0768441

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,088,095 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,088,095 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,088,095 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 913915104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,088,095 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,088,095 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,088,095 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 913915104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,088,095 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,088,095 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,088,095 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to the Statement on Schedule 13D (the “Schedule 13D”) previously filed on May 7, 2007 by SCSF Equities, LLC, a Delaware limited liability company, Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, Marc J. Leder, and Rodger R. Krouse (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Universal Technical Institute, Inc., a Delaware corporation (the “Issuer”), is being filed to report the disposition of beneficial ownership of shares of Common Stock of the Issuer.  This Amendment No. 1 hereby amends the Schedule 13D as follows:

Item 2.                                Identity and Background.

The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 600, Boca Raton, Florida 33486.

Item 5.                                Interest in Securities of the Issuer.

(a)—(b)  As of the date hereof, the Reporting Persons beneficially own and have sole power to vote and sole power of disposition over 1,088,095 shares of Common Stock of the Issuer, or approximately 3.9% of the Issuer’s outstanding Common Stock.

(c)                                  Except for transactions referenced in the Schedule 13D, there have been no transactions in the securities of the Issuer effected by the Reporting Persons other than: (i) on June 25, 2007, the Reporting Persons sold 9,600 shares of Common Stock at an average price per share of $25.53, decreasing the total number of shares owned by the Reporting Persons to 1,810,210 shares of Common Stock, (ii) on June 27, 2007, the Reporting Persons sold 34,423 shares of Common Stock at an average price per share of $25.51, decreasing the total number of shares owned by the Reporting Persons to 1,775,787 shares of Common Stock, (iii) on June 28, 2007, the Reporting Persons sold 18,700 shares of Common Stock at an average price per share of $25.51, decreasing the total number of shares owned by the Reporting Persons to 1,757,087 shares of Common Stock, (iv) on June 29, 2007, the Reporting Persons sold 51,800 shares of Common Stock at an average price per share of $25.54, decreasing the total number of shares owned by the Reporting Persons to 1,705,287 shares of Common Stock, (v) on July 2, 2007, the Reporting Persons sold 21,800 shares of Common Stock at an average price per share of $25.51, decreasing the total number of shares owned by the Reporting Persons to 1,683,487 shares of Common Stock, (vi) on July 3, 2007, the Reporting Persons sold 21,745 shares of Common Stock at an average price per share of $25.50, decreasing the total number of shares owned by the Reporting Persons to 1,661,742 shares of Common Stock, (vii) on July 5, 2007, the Reporting Persons sold 17,500 shares of Common Stock at an average price per share of $25.50, decreasing the total number of shares owned by the Reporting Persons to 1,644,242 shares of Common Stock, (viii) on July 12, 2007, the Reporting Persons sold 105,000 shares of Common Stock at an average price per share of $25.54, decreasing the total number of shares owned by the Reporting Persons to 1,539,242 shares of Common Stock, (ix) on November 14, 2007, the Reporting Persons sold 48,100 shares of Common Stock at an average price per share of $22.01, decreasing the total number of shares owned by the Reporting Persons to 1,491,142 shares of Common Stock, (x) on November 15, 2007, the Reporting Persons sold 262,000 shares of Common Stock at an average price per share of $22.01, decreasing the total number of shares owned by the Reporting Persons to 1,229,142 shares of Common Stock, and (xi) on November 16, 2007, the Reporting Persons sold 141,047 shares of Common Stock at an average price per share of $21.65, decreasing the total number of shares owned by the Reporting Persons to 1,088,095 shares of Common Stock.

(e)                                  On November 15, 2007, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s outstanding Common Stock.

Item 7.                                Materials to be Filed as Exhibits.

Exhibit A                                                                       Joint Filing Agreement, dated November 16, 2007, by and among each of the Reporting Persons.

Exhibit 24                                                                     Power of Attorney, granted July 12, 2007, by each of the Reporting Persons in favor of Philip E.  Brown.

1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2007	SCSF Equities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By :	*
	Name:	Marc J. Leder
	Its:	Director

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
Name:	Marc J. Leder

*
Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated: November 16, 2007	*By:	/s/ Philip E. Brown	Attorney in Fact
Philip E. Brown

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and all amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated: November 16, 2007	SCSF Equities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
	Name:	Marc J. Leder

*
	Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Joint Filing Agreement pursuant to the Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated: November 16, 2007	*By:	/s/ Philip E. Brown	Attorney in Fact
Philip E. Brown